 As filed with the Securities and Exchange Commission on March 29, 2005

FORM 6-K

SECURITIES EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of March 2005

TELE2 AB
(Translation of registrant’s name into English)

Skeppsbron 18
Box 2094
S103 13 Stockholm
Sweden
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F...X...	Form 40-F.......

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes......	No...X....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
..................................................N/A.......................................................................................................................................

FOR IMMEDIATE RELEASE
March 29, 2005

THE BOARD’S PROPOSAL FOR SHARE SPLIT AND REDEMPTION PROCEDURE

New York and Stockholm – Tele2 AB, (“Tele2”), (Nasdaq Stock Market: TLTOA and TLTOB and Stockholmsbörsen: TEL2A and TEL2B), the leading alternative pan-European telecommunications company, today provides information regarding the time plan and structure of the proposed share split and redemption procedure, announced in conjunction with Tele2’s Full Year 2004 report.

Tele2’s financial position has strengthened significantly the past years, and it is the Board’s opinion that the company’s current balance sheet is more than adequate to secure the development of the business in the medium-term. At the Annual General Meeting on May 11, 2005, a proposal will be made to decide on a share split and a share redemption procedure, whereby every share is split into 3 ordinary shares and 1 redemption share. The redemption share will automatically be redeemed at SEK 10 per share. This corresponds to a total of MSEK 1,476. Combined with the proposed dividend of SEK 5 per share, shareholders will receive MSEK 2,213.

In brief:

-	The company carries out a share split 4:1, whereby every share, irrespective of share class, is split into 3 ordinary shares and 1 redemption share. The estimated record day for the share split is May 23, 2005.

-	Trading in the redemption shares is expected to take place on Stockholmsbörsen during the period from May 24 to June 10, 2005, after which all redemption shares are automatically and mandatorily redeemed. The estimated record day for the redemption is June 17, 2005.

-	Payment for the redemption shares, corresponding to SEK 10 per share, is estimated to take place on June 22, 2005.

The redemption procedure is subject to the following resolutions by the Annual General Meeting on May 11, 2005:

-	Amendment of the articles of association, whereby among other things the nominal value of each share is reduced to SEK 1.25 and redeemable C shares are introduced.

-	Reduction of the company’s share capital through redemption of 15,516,663 A shares and 132,043,512 B shares.

-	A directed issue of 147,560,175 new shares of Series C to a securities institution to avoid court approval of the redemption procedure.

-	Reduction of the company’s share capital through redemption of all C shares, and, at the same time, transfer of an amount corresponding to the reduction amount to the legal reserve.

An information brochure is available on www.tele2.com. For further information about the procedure, please contact Fischer Partners Fondkommission on +46 8 463 85 00.

Tele2 is Europe’s leading alternative telecom operator. Tele2 always strives to offer the market’s best prices. With our unique values, we provide cheap and simple telecom for all Europeans every day. We have close to 28 million customers in 24 countries. We offer products and services in fixed and mobile telephony, Internet access, data networks, cable TV and content services. Our main competitors are the former government monopolies. Tele2 was founded in 1993 by Jan Stenbeck and has been listed on Stockholmsbörsen since 1996. The share has also been listed on Nasdaq since 1997. Tele2 always strives to offer the market’s best prices. In 2004 we had operating revenue of SEK 43 billion and reported a profit (EBITDA) of SEK 6.6 billion.

CONTACTS

Lars-Johan Jarnheimer	Telephone:	+ 46 8 562 640 00
President and CEO, Tele2 AB

Håkan Zadler	Telephone:	+ 46 8 562 640 00
CFO, Tele2 AB

Dwayne Taylor	Telephone:	+ 44 20 7321 5038
Lena Krauss	Telephone:	+ 46 8 562 000 45
Investor enquiries

Visit us at our homepage: http://www.Tele2.com

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELE2 AB

By:   /s/ Håkan Zadler
Name: Håkan Zadler
Title:   Chief Financial Officer

Date: March 29, 2005